Exhibit 99.4

PRESS RELEASE

TotalEnergies and Ørsted partner to participate in Dutch
offshore wind tenders

Paris/Den Haag, 13 May, 2022 –TotalEnergies and Ørsted have joined forces to jointly submit bids for the two Dutch offshore wind tenders “Holland Coast West” with the aim to achieve net positive impact on biodiversity and the Dutch energy system. The Holland Coast West wind farms are located approximately 53 km off the Dutch coast and have a combined capacity of nearly 1.5 gigawatts (GW).

As world-class leaders in renewable energy and offshore wind, Ørsted and TotalEnergies will combine their strengths in these tenders with a view to contribute to the Netherlands’ objective of developing more than 70 GW of offshore wind capacity by 2050 for power generation associated with large scale hydrogen production.

As the largest offshore wind farm developer in the world, Ørsted has industry-leading experience in developing and constructing offshore wind farms in the most sustainable and ecologically friendly manner. Ørsted aims for a net-positive biodiversity impact by 2030. Furthermore, Ørsted has significant, global experience in supplying large-scale green energy to communities and industries. The successful realisation - on time and on budget during a worldwide pandemic - of the Borssele 1&2 wind farm demonstrates that Ørsted is a reliable partner for the green transformation of the Netherlands.

TotalEnergies, on its side, will leverage its proven expertise in offshore operations, and its unique position as an integrated energy company in the Netherlands, through an ambitious investment program of green energy and hydrogen production to decarbonize its industrial activities in the Zeeland province. TotalEnergies will also ensure the stability of the Dutch power grid while putting sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

Olivier Terneaud, VP Offshore Wind at TotalEnergies, says: “The energy transition brings new challenges, both in terms of environmental impact and integration of green energy into the power system. It’s precisely to meet these challenges that we’re participating in these tenders, together with Ørsted, to support the energy transition in the Netherlands, where we draw on more than half a century of Dutch offshore operational experience to be a reliable energy partner. As a global multi-energy company that places sustainable development at the heart of its strategy, we’d be delighted to realise these innovative projects.”

Rasmus Errboe, Head of Region Continental Europe at Ørsted, says: “We are very pleased with our partnership with TotalEnergies for the upcoming Dutch tenders. With our joint bids we want to ensure the Netherlands can accelerate its offshore wind build-out towards 2030 and beyond, in a state-of-the-art ecologically friendly manner and as part of an integrated energy system. Ørsted looks forward to making a significant contribution to the energy transition in the Netherlands, together with TotalEnergies.”

The HKW VI tender proposal will change how wind farms relate to ecology. With its measures, unprecedented monitoring program, and strong cooperation with companies, institutes,

universities and NGOs it focuses on working with all parties, both international and local, to build the knowledge needed to have wind farms strengthen nature by default.

Zeeland is the largest hydrogen cluster in the Netherlands. With 600 MW of electrolysis capacity, the largest green hydrogen cluster in the world will be made possible by 2027, powered solely by the Holland Coast West wind farm. Supplemented with, among other things, electric transport, batteries and direct electrification of the industry, we will achieve maximum system integration.

The winners of the tenders are expected to be announced by the Dutch government in Autumn 2022.

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TotalEnergies and offshore wind

TotalEnergies is already developing a portfolio of offshore wind projects with a total capacity of more than 11 GW, of which 2/3 are bottom-fixed and 1/3 are floating. These projects are located in the United Kingdom (Seagreen project, Outer Dowsing, Erebus, ScotWind), South Korea (Bada project), Taiwan (Yunlin project), France (Eolmed project) and the United States (New York Bight project, North Carolina project). The Company has also been qualified to participate in competitive tenders in the US, UK and France, and will also participate in tenders in Norway, in Poland and Netherlands.

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of September 2021, TotalEnergies' gross renewable electricity generation capacity is 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Ørsted

The Ørsted vision is a world that runs entirely on green energy. Ørsted develops, constructs, and operates offshore and onshore wind farms, solar farms, energy storage facilities, renewable hydrogen and green fuels facilities, and bioenergy plants. Moreover, Ørsted provides energy products to its customers. Ørsted is the only energy company in the world with a science-based net-zero emissions target as validated by the Science Based Targets initiative (SBTi). Ørsted ranks as the world’s most sustainable energy company in Corporate Knights' 2022 index of the Global 100 most sustainable corporations in the world and is recognised on the CDP Climate Change A List as a global leader on climate action. Headquartered in Denmark, Ørsted employs 6,836 people. Ørsted's shares are listed on Nasdaq Copenhagen (Orsted). In 2021, the group's revenue was DKK 77.7 billion (EUR 10.4 billion).

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Orsted Contacts - media relations Netherlands

Stefan de Bruijn

+31 6 15 18 62 00

communicatie@orsted.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).